Virgin Galactic Holdings, Inc.
166 North Roadrunner Parkway, Suite 1C
Las Cruces, New Mexico 88011

June 25, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Irene Barberena-Meissner; Kevin Dougherty

Re:	Virgin Galactic Holdings, Inc.
Registration Statement on Form S-3, as amended
File No. 333-256607

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 initially filed on May 28, 2021 (as amended, the “Registration Statement”) of Virgin Galactic Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on June 29, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

VIRGIN GALACTIC HOLDINGS, INC.

By:	/s/ Michelle Kley
Michelle Kley
Executive Vice President,
General Counsel and Secretary

cc: Michael Colglazier, Virgin Galactic Holdings, Inc.
Drew Capurro, Latham & Watkins LLP
Justin G. Hamill, Latham & Watkins LLP